

September 21, 2022

Steve Filton
Executive Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Rd.
King of Prussia, PA 19406

> **Re: Universal Health Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-10765**

Dear Mr. Filton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

1. We note the amounts of your salaries, wages, benefits, other operating expenses, and supplies expense materially increased from the prior year for your acute care hospital services on a same facility basis and for all your acute care operations. You also disclose elsewhere that the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are supply costs, construction costs, medical equipment, and other costs. Please revise your future filings to address the following, providing us with your proposed disclosure in your response:

   • Expand your disclosure to provide a qualitative and quantitative discussion of the reasons for the changes in each line item in accordance with Item 303(a) of Regulation S-K.

- • As part of response, revise your future filings to quantify the impact of inflation where possible, and discuss the steps you are taking to mitigate the effects of inflation on your business.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn, Branch Chief, at (202) 551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences